SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 2, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures: Fifteen Nokia stock exchange releases dated November 2, 2017:

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Alwan, Basil

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101103408_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 13645 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 13645 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Bill, Hans-Jürgen

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101104254_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 18228 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 18228 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE

November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Buvac, Kathrin

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101104733_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 7644 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 7644 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE

November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Chowdhary, Ashish

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101105329_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 15280 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 15280 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101135949_2

Transaction date: 2017-10-30

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 123 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 123 Volume weighted average price: 0.00000 EUR

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 18033 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 18033 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Gorti, Bhaskar

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101105909_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 25018 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 25018 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101114212_4

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 11263 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 11263 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Kozel Revocable Trust

Position: Closely associated person

(X) Legal person

(1): Closely associated person

Name: Edward Kozel

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101203059_6

Transaction date: 2017-10-31

Venue: FINR

Instrument type: FINANCIAL INSTRUMENT LINKED TO A SHARE OR A DEBT INSTRUMENT

ISIN: US6549022043

Nature of the transaction: ACQUISITION

Transaction Details

(1): Volume: 20525 Unit price: 4.88000 USD

Aggregated transactions

(1): Volume: 20525 Volume weighted average price: 4.88000 USD

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Leprince, Igor

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101141554_2

Transaction date: 2017-10-30

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 120 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 120 Volume weighted average price: 0.00000 EUR

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 5875 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 5875 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Maurer, Monika

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101110334_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 5265 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 5265 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Pullola, Kristian

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101111003_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 4923 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 4923 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Rouanne, Marc

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101112341_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 31127 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 31127 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Suri, Rajeev

Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101112855_4

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 59211 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 59211 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Varsellona, Maria

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101113127_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 18228 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 18228 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE November 2, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 2, 2017 at 15:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Weldon, Marcus

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20171101113531_3

Transaction date: 2017-10-31

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction Details

(1): Volume: 8554 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 8554 Volume weighted average price: 0.00000 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2017		Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal